Exhibit 99.1

Silicom to Participate in the 38th Annual Roth Growth Conference

– Management to discuss core revenue growth inflection and
expanding AI-inference infrastructure opportunities –

KFAR SAVA, Israel – March 18, 2026 - Silicom Ltd. (NASDAQ: SILC), a leading provider of networking and data infrastructure solutions, today announced that management will participate in the 38th Annual Roth Conference being held March 22-24, 2026, at the Ritz-Carlton Laguna Niguel in Dana Point, California.

Management will be available for one-on-one meetings throughout the conference to discuss the company’s core business revenue growth inflection point and key potential upsides, including recent progress with its AI-inference infrastructure solutions. Investors interested in scheduling a meeting should contact their Roth Capital Partners representative or Silicom’s investor relations team.

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About Silicom
Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions.  Designed to optimize performance and efficiency in Cloud, Data Center and Edge environments, Silicom’s solutions increase throughput and minimize latency, serving as the infrastructure backbone for today’s most critical technologies. Our innovations empower high-demand workloads across Artificial Intelligence (AI) inference, SD-WAN, SASE, cyber security, fabric switching, NFV, and more.
Our comprehensive portfolio, including high-speed server adapters, advanced hardware offloading and acceleration engines, AI NICs, FPGA-based smart cards, Post Quantum Cryptography (PQC) hardware accelerators, white label switches and Edge CPEs, is used by Tier-1 customers throughout the world, including cloud players, service providers and OEMs, to enable their networks to scale efficiently. With engineering excellence, a strong financial position and a legacy of over 400 active Design Wins, Silicom serves as the "go-to" connectivity and performance partner for technology leaders around the globe, and drives the next generation of infrastructure.
For more information, please visit: www.silicom.co.il

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft EK Global Investor Relations Tel: +1 212 378 8040 E-mail: silicom@ekgir.com